9650 FLAIR DRIVE - Mail Code EL-8-H EL MONTE, CALIFORNIA 91731 (626) 279-3652 ● FAX (626) 279-3285

September 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John P. Nolan, Senior Assistant Chief Accountant

Re:     Cathay General Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-31830

Dear Mr. Nolan:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated August 28, 2014 from Mr. John P. Nolan, Senior Assistant Chief Accountant, Securities and Exchange Commission. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Comment

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 4. Investment Securities, page F-16

1. We note that during the first quarter of 2013, the company reclassified its municipal securities from held-to-maturity to securities available-for-sale due to the ongoing discussions regarding corporate income taxes which could have a negative impact on the after-tax yields and fair values of the company's portfolio of municipal securities. Since these transfers should be rare please tell us more about the change in circumstances that caused the company to change its intent to hold municipal securities to maturity and how you considered the guidance of ASC 320-10-25-6. In addition, we note that the company also reclassified all other securities held-to-maturity concurrent with this reclassification to securities available-for-sale. Please tell us if this reclassification is due to the guidance of ASC 320-10-35-9.

In 2012 and early 2013, there were several proposals by both President Obama and members of Congress to simplify the tax code, broaden the tax base and reduce corporate income taxes. In February 2012, a Joint Report, “The President’s Framework for Business Tax Reform,” was prepared by the White House and the Department of Treasury which included a proposal to reduce the corporate income tax rate from 35% to 28%. President Obama in his 2013 State of the Union speech called for bipartisan comprehensive tax reform that would include a reduction in the corporate income tax rate. Congressman Dave Camp, Chair of the House Ways and Means Committee, and Senator Max Baucus, Chair of the Senate Finance Committee, had both targeted comprehensive tax reform as the main legislative goal for their committees during 2013 and had started staff and sub-committee efforts to work on the specifics of a comprehensive tax reform plan. Given the level of political discussions about corporate tax reform during that period, the Company came to believe that there was a definite possibility that the corporate income tax rate would be reduced as part of a comprehensive tax reform package. At its March 12, 2013 meeting, the Investment Committee of the Company approved the transfer of the portfolio of municipal securities from the held-to-maturity to the available-for-sale category.

Under ASC 320-10-25-6, one of the permissible circumstances for a transfer of held-to-maturity securities to available-for-sale securities is a change in a security’s statutory income tax rate. However, the Company decided to reclassify its portfolio of municipal securities from held-to-maturity to available-for-sale during March 2013 before the enactment of any decrease in corporate income tax rates or other potential tax reforms. This decision was made so the Company would have the flexibility to sell any or all of its municipal securities before market prices for municipal securities decreased as a result of the enactment of changes in corporate income taxes. Under ASC 320-10-35-9, a sale or transfer of held-to-maturity securities represents a material contradiction with the Company's stated intention to hold other held-to-maturity securities until maturity. After the transfer of the municipal securities, the Company transferred its remaining held-to-maturity securities to available-for-sale securities due to the guidance under ASC 320-10-35-9.

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen

Heng W. Chen

Executive Vice President

and Chief Financial Officer

cc: Mr. Dunson Cheng, CEO